

August 1, 2011

<u>Via E-mail</u>
Michael Rapoport
President and Chairman
Committed Capital Acquisition Corp.
C/o Broadband Capital Management LLC
712 Fifth Avenue, 22nd Floor
New York, NY 10019

> **Re:** **Committed Capital Acquisition Corp.**
> **Amendment to Registration Statement on Form S-1**
> **Filed July 22, 2011**
> **File No. 333-174599**

Dear Mr. Rapoport:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed July 22, 2011

Interim Financial Statements

Note 5 – Subsequent Events

Proposed Offering of Securities, page F-9

1.   We note your disclosure herein states "…Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise such Warrants only for cash." Please reconcile this statement with Section 3.3.2 of the Warrant Agreement filed as Exhibit 4.4 which has no such provision of exercise (i.e. for cash) in the absence of an effective registration statement.

2.   In connection with the comment above, please ensure disclosure of the terms and exercise provisions of your public warrants are consistent here, in the description of the offering section on page 9, in the description of securities on page 94 and elsewhere throughout your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director